Exhibit 99.3
September 30, 2010
VIA COURIER/FACSIMILE
Alberta Securities Commission
British Columbia Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Office
Saskatchewan Financial Services Commission, Securities Division
Securities Commission of Newfoundland and Labrador
The Manitoba Securities Commission
Registrar of Securities, Government of Northwest Territories
Registrar of Securities, Government of Nunavut
Registrar of Securities, Government of the Yukon Territory
United States Securities and Exchange Commission
Dear Sirs/Mesdames :

Re:	Northgate Mineral Corporation (“Northgate”). Consent of Qualified Person
The undersigned hereby consents to the use of its name and reference to the written disclosure of the report titled “Young-Davidson Project Matachewan, Canada Feasibility Study Report” dated January, 2010 (the “Report”) and any extracts from or a summary of the Report in the short form base shelf prospectus of Northgate dated July 2, 2010 and the prospectus supplement dated September 30, 2010 (including the documents incorporated by reference therein) (collectively the “Prospectus”) and the Registration Statement of Northgate on Form F-10, dated July 2, 2010, as amended or supplemented (collectively, the “Registration Statement”).
The undersigned hereby confirms that the undersigned has read the Prospectus and the Registration Statement and believes that the Prospectus and Registration Statement fairly and accurately represent the information in the Report that supports the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Prospectus and Registration Statement that are derived from the Report or within the knowledge of the undersigned, as a result of the services performed by the undersigned in connection with the Report.

Yours truly,
/s/ Anthony H. Copland
Name:	Anthony H. Copland
Title:	Senior Project Manager